Xpand Boom Technology Inc.

18th Floor, Block B

Yuanlun Building, No, 350 Qifei Road

Binjiang District, Hangzhou City

People’s Republic of China

June 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Blaise Rhodes, Rufus Decker, Kate Beukenkamp and Donald Field

Re:	Xpand Boom Technology Inc.
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted May 19, 2025
CIK No. 0002060614

Ladies and Gentlemen:

On behalf of Xpand Boom Technology Inc. (“Xpand”) and HZJL Cayman Limited (“HZJL,” and together with Xpand, the “Co-Registrants”), below is the response of the Co-Registrants to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 11, 2025, regarding the Co-Registrants’ Amendment No. 1 to Draft Registration Statement on Form F-4 (the “Registration Statement”) confidentially submitted to the Commission on May 19, 2025. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Co-Registrants. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your response to prior comment 1, including that PubCo will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq listing rules immediately after the consummation of the Business Combination. Please further revise your disclosure here and in your risk factor on page 179 beginning “Because PubCo will be a “controlled company”...” to state whether you plan to elect to rely on any of the corporate governance exemptions that will be available to you under Nasdaq rules.

Response: In response to the Staff’s comment, the Co-Registrants have revised the disclosure on the cover page and page 79 of the Amended Registration Statement.

2.	We note your response to prior comment 3 and reissue. Please further revise your Equity Capitalization Summary, and any other tabular representation regarding redemption scenarios throughout your proxy statement/prospectus, including the Dilution table on page 20, to disclose redemption scenarios at quartile intervals. In this regard, we note that you provide four redemption scenarios, but have excluded the 25% quartile in the presentations. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised Equity Capitalization Summary on cover page and pages 5, 10, 12, 20, 33 and 90 to include the 25% quartile in the presentations.

Questions and Answers about the Business Combination and the Extraordinary General Meeting

Q: After redemptions, how may shares will be outstanding?, page 10

3.	We note your response to prior comment 14, including the addition of a table listing the “Others.” Please further revise your disclosure to make clear the name of the “financial advisory” listed in the first line under “Others” here. In this regard, we note that elsewhere you describe how Chain Stone Capital Limited (“CTM”) was engaged by HZJL as a financial consultant via a financial advisory engagement agreement and that CTM is entitled to receive $600,000 in cash and 1,750,000 PubCo Class A Ordinary Shares upon completion of the Business Combination as compensation for its services.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 6 and 10 to make clear the name of the “financial advisor” as Chain Stone Capital Limited (“CTM”).

Summary of the Proxy Statement/Prospectus
Dilution, page 20

4.	We read your response to prior comment 19. Please revise your SPAC dilution disclosures to start with the SPAC’s net tangible book value as of the most recent SPAC balance sheet date (i.e., March 31, 2025).

Response: In response to the Staff’s comment, we have revised the SPAC dilution disclosures on pages 20 and 90 to start with the SPAC’s net tangible book value as of March 31, 2025.

5.	We read the changes you made in response to prior comment 20. The pro forma market value amount reflected appears to be neither a pro forma amount nor a market value amount. Please revise to the title to more accurately reflect what the amount represents.

Response: In response to the Staff’s comment, we have revised the amount of pro forma market value of the Company immediately following the closing of the Business Combination, as reflected on pages 20 and 90. This value is calculated based on the as adjusted number of ordinary shares outstanding as of March 31, 2025, multiplied by the per-share price of $10.00, which was the initial public offering price of our ordinary shares.

Comparative Per Share Information, page 40

6.	Please present pro forma book value (deficit) per share information as of the most recent pro forma balance sheet date only (i.e., December 31, 2024). Also, revise the pro forma net (loss) income and basic and diluted net income (loss) per share information for the year ended June 30, 2024, so that it agrees to your pro forma financial information on page 184. Also, present pro forma net (loss) income and basic and diluted net income (loss) per share information for the six months ended December 31, 2024.

Response: In response to the Staff’s comment, we have revised the disclosure on page 40 to (i) present pro forma book value (deficit) per share information as of December 31, 2024, (ii) revise the pro forma net (loss) income and basic and diluted net income (loss) per share information for the year ended June 30, 2024, so that it agrees to the pro forma financial information on page 184; and (iii) present pro forma net income (loss) and basic and diluted net income (loss) per share information for the six months ended December 31, 2024.

Capitalization, page 86

7.	We read your response to comment 25. Similar to your pro forma balance sheet on page 181, please include a separate line item for each equity security and disclose the number of shares authorized, issued and outstanding for each equity security on a historical basis and under each redemption scenario.

Response: In response to the Staff’s comment, we have revised the disclosure on page 86 to include a separate line item for each equity security and disclose the number of shares authorized, issued and outstanding for each equity security on a historical basis and under each redemption scenario.

8.	We read your response to prior comment 26. Your total capitalization and indebtedness should comprise only the sum of your total shareholders’ equity (deficit) and your indebtedness. Please revise the total capitalization and indebtedness line item so that it sums correctly. Also, remove the other unrelated line items that you have presented, which do not relate to your total capitalization and indebtedness (e.g., prepaid expense, accrued liabilities, etc.). Refer to Item 3.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised the total capitalization and indebtedness line item on page 86, and removed the other unrelated items which do not relate to total capitalization and indebtedness.

Summary of HZJL Financial Analysis, page 126

9.	We note your response to prior comment 33 and reissue in part. Please revise to disclose whether or not HZJL has affirmed to Rising Dragon that its projections reflect the view of the HZJL’s management or board of directors about its future performance as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders. If the projections no longer reflect the views of HZJL’s management or board of directors regarding the future performance of HZJL as of the most recent practicable date prior to the date of the disclosure document required to be disseminated to security holders, state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Item 1609(c) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 128 of the Amended Registration Statement.

Proposal No. 2 - The Acquisition Merger Proposal

Rising Dragon Board of Director’s Reasons for Approving the Business Combination

Summary of HZJL Financial Analysis

HZJL Management Projections

1. Supply of Food Product Business, page 128

10.	We read your response to prior comment 32. Please reconcile your disclosures regarding future anticipated food product increases with those on page 158, which state the decrease in food products through June 30, 2024, was because you intend to place more focus on development of branding services. In your response, tell us why you believe you have not experienced the synergistic growth you anticipated in food products considering branding services and online software services revenues increased significantly during the six months ended December 31, 2024.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 128 and 158 of the Amended Registration Statement.

Business of HZJL

Overview, page 140

11.	We note your response to prior comment 35 and reissue in part. Specifically, we note that your response states that there is an agreement in place between Beijing Dianqier and Shanghai China Business News Media, effective from July 1, 2024 to December 30, 2025, Beijing Dianqier will procure guests for “Founder’s Glory” and pay Shanghai China Business News Media the relevant production fees in exchange for the advertising revenues generated from “Founder’s Glory.” Please revise your disclosure accordingly to include a description and terms (e.g., duration) of this agreement. Additionally, please file this agreement as an exhibit or tell us why you do not believe it is necessary to be filed under Item 601(b) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised the disclosure page 144 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of HZJL

Discussion of Certain Balance Sheet Items, page 162

12.	Certain liabilities in the December 31, 2024 column are not consistent with those presented in the unaudited balance sheet on page F-60. Please revise for consistency.

Response: In response to the Staff’s comment, we have revised the disclosure on page 162 to update the current liabilities line items as of December 31, 2024 to keep consistent with those presented in unaudited balance sheet on page F-60.

Selected Historical Financial Information of Rising Dragon, page 175

13.	The middle columns in the Income Statement Data and Statement of Cash Flow Data tables appear to represent the period from March 8, 2024 through March 31, 2024 rather than three months then ended. Please revise.

Response: In response to the Staff’s comments, we have revised the disclosure on page 175 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 179

14.	We read your response to prior comment 39. Please include the same number of redemption scenarios throughout your pro forma financial information, in your comparative per share information on page 40 and in your capitalization table on page 86 that you do elsewhere throughout the filing.

Response: In response to the Staff’s comment, we respectfully confirmed that the pro forma financial information, comparative per share information on page 40 and capitalization table on page 86 all present the same number of redemption scenarios, which include Scenario 1 - Assuming No Redemptions into Cash, and Scenario 2 - Assuming Maximum Contractual Redemptions into Cash.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

15.

Please disclose your basis for not reflecting the payment of the deferred underwriting fees payable under any pro forma scenario. Also, disclose why the deferred underwriting fees payable are not reflected as a current liability under any pro forma scenario that they remain unpaid. In addition, disclose here and in the footnotes to Rising Dragon’s historical financial statements:

● the terms of their payment under your agreement with the underwriter, and

● the ramifications of not meeting those payment terms upon consummation of the

Business Combination.

Response: In response to the Staff’s comment, we have revised the disclosure on page 181 to reflect the payment of deferred underwriting fees payable under all pro forma scenarios. In addition, we have included disclosures in the footnotes to Rising Dragon’s historical financial statements on pages 181 and F-16 and F-30, outlining: (i) the terms of Rising Dragon’s payment under its agreement with the underwriter, and (ii) the ramifications of not meeting those payment terms upon consummation of the Business Combination.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 2024, page 184

16.	We read your response to prior comment 41. You continue to exclude the other income, net, net loss attributable to non-controlling interest and net income (loss) attributable to ordinary shareholders line items shown on page F-34 from column (B) HZJL on page 184. HZJL’s net income in column (B) on page 184 also still differs from the amount shown on page F-34. Please revise or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 184 to include the other income, net, net loss attributable to non-controlling interest and net income (loss) attributable to ordinary shareholders line items for the year ended June 30, 2024.

Please call Vivien Bai of Loeb & Loeb LLP at (212) 407-4933, David J. Levine of Loeb & Loeb LLP at (212) 407-4923, or Yu Wang of Han Kun Law Offices LLP at +852 2820 5656 if you have any questions or if would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Lulu Xing
Name:	Lulu Xing
Title:	Director

cc:	Bin Xiong, CEO, HZJL Cayman Ltd.
Vivien Bai, Esq., Loeb & Loeb LLP
David J. Levine, Esq., Loeb & Loeb LLP
Yu Wang, Esq., Han Kun Law Offices LLP